Exhibit 99.1

MoneyHero Group Reports First Quarter 2025 Results

●	Adjusted EBITDA loss improved by 49% YoY to US$(3.3) million

●	Improving revenue mix with high-margin insurance and wealth revenue accounting for 25% of revenue, up 11 pp YoY

●	Cost of revenue fell by 55% YoY and accounted for 44% of revenue, down 20 pp

SINGAPORE – June 13, 2025 -- MoneyHero Limited (Nasdaq: MNY) (“MoneyHero” or the “Company”), a leading personal finance aggregation and comparison platform, as well as a digital insurance brokerage provider in Greater Southeast Asia, today announced its financial results for the first quarter ended March 31, 2025.

Management Commentary:

Rohith Murthy, Chief Executive Officer, stated:

“We began 2025 with strong momentum, building on the strategic pivot we initiated last year. In Q1, we made significant financial progress — reducing net loss to US$(2.4) million from US$(13.1) million during the same period last year, improving our Adjusted EBITDA loss to US$(3.3) million, and lowering our cost of revenue by 20-points to 44% of total revenue. These improvements reflect our disciplined focus on enhancing revenue quality, operating leverage, and margin expansion.

Our strategy is delivering. By reallocating resources toward higher-margin verticals such as insurance and wealth, we are steering the business toward sustainable, profitable growth. These verticals now account for 25% of total revenue, an increase of 11-points year-over-year. Notably, our car insurance platform, launched in partnership with bolttech, is outperforming our expectations by driving higher conversion rates and recurring revenue with seamless end-to-end journeys and real-time pricing.

We have also made substantial operational efficiency gains. Following last year’s restructuring to reset our cost base, we are leveraging AI across the organization to maintain a lean cost structure as we scale. From content creation and service automation to engineering workflows, AI is enhancing workforce productivity, reducing inquiry volumes, and improving user experience — all while keeping expenses flat. Consequently, our unit economics continue to improve quarter after quarter.

Our member base is rapidly expanding, with registered MoneyHero Group Members increasing by 38% year-over-year to over 8 million. Leveraging these insights, we have refined our strategy and optimized our marketing spend to deliver highly personalized offers that boost user engagement – achieving stronger results with marketing costs falling 25% year-over-year.

We are encouraged to see growing signs of recovery in the Philippines, a key market for us. After a major banking partner exited last year, we recently secured new partnerships with BPI and RCBC, restoring product supply across key verticals. These partnerships significantly strengthen our market position and offerings, and we anticipate a meaningful rebound in our performance during the second half of 2025 as these partnerships scale.

Looking ahead, our priority throughout the remainder of the first half of 2025 will be to consolidate our recent operational gains. In the second half, we expect to accelerate topline growth by activating our robust pipeline of banking partnerships, strategically scaling our higher-margin insurance business, and launching Credit Hero Club in collaboration with TransUnion. Credit Hero Club will provide consumers with free credit scores, credit monitoring, and personalized financial product recommendations, thereby driving higher user engagement and conversion rates. This strengthens our confidence in accelerating our revenue growth and reaching positive Adjusted EBITDA in the later part of the year.

With no debt and US$36.6 million in cash, we are well-positioned to invest in high-return growth initiatives and capitalize on opportunities as the regional personal finance comparison sector evolves. Our focus on disciplined execution, quality growth, and prudent capital deployment uniquely position us to lead market consolidation, deliver long-term shareholder value, and scale efficiently in a dynamic environment.

Danny Leung, interim Chief Financial Officer, added:

“Our financial performance during the quarter clearly reflects the progress we are making following our strategic pivot in the second half of 2024, with a strong focus on revenue quality and disciplined operational management.

While revenue declined 35% year-over-year as part of our strategic focus on improving quality, revenue mix substantially improved with high-margin verticals increasingly accounting for a larger proportion. Personal loans increased from 15% to 17% of total revenue, insurance grew from 8% to 13%, and wealth surged from 6% to 12%, further reducing our reliance on relatively lower-margin credit cards which decreased 13-points to 57%. Cost of revenue also fell by 55% year-over year and accounted for 44% of total revenue, a 20-point decrease. Combined, this significantly improved gross margins and underscores the effectiveness of our strategy to reposition toward higher-quality, sustainable revenue.

Our operational efficiency initiatives are already proving to be highly effective, with total operating expenses falling by 26% year-over-year across advertising and marketing, technology, employee benefits, and general administrative costs. We are carefully managing costs while strategically investing in growth areas such as customer acquisition, technology re-platforming, and advanced data infrastructure.

As a direct result of expanding gross margins and reduced operating expenses, net loss narrowed substantially to US$(2.4) million this quarter from US$(13.1) million during the same period last year—a significant improvement of over US$10 million. Adjusted EBITDA loss also improved markedly, narrowing from US$(6.4) million to US$(3.3) million year-over-year, underscoring our clear trajectory toward sustainable profitability.

Looking ahead, we expect Adjusted EBITDA to improve throughout 2025, supported by steadily expanding margins and sustained operational efficiency. We remain confident in our ability to achieve positive Adjusted EBITDA in the later part of the year. Our strong cash position and disciplined investment strategy will ensure we remain focused on profitable growth and delivering sustained value to our shareholders.”

First Quarter 2025 Financial Highlights

●	Revenue decreased by 35% year-over-year to US$14.3 million in the first quarter of 2025, reflecting a strategic shift toward diversifying revenue mix to enhance revenue quality and the high base effect set during the same period last year with significant marketing and customer acquisition spending in the credit card vertical to expand market share.

-	Revenue from insurance products increased by 4% year-over-year to US$1.9 million in the first quarter of 2025, accounting for 13% of total revenue, compared to 8% during the same period last year.

-	Revenue from wealth products increased by 20% year-over-year to US$1.7 million in the first quarter of 2025, accounting for 12% of total revenue, compared to 6% during the same period last year.

●	Cost of revenue decreased by 55% year-over-year to US$6.4 million and accounted for 44% of revenue, a decrease of 20 percentage points from 64% during the same period last year, reflecting improved gross margins through rewards costs optimization.

●	Total operating costs and expenses, excluding net foreign exchange differences, decreased to US$18.3 million in the first quarter of 2025 from US$30.4 million during the same period last year. This reduction was driven by more targeted and cost-efficient marketing campaigns, combined with strategic streamlining of technology costs to simplify workflows, and a comprehensive HR cost restructuring initiative.

●	Net loss for the period narrowed sharply to US$(2.4) million during the first quarter of 2025, compared to US$(13.1) million in the same period last year, supported by lower operating costs as well as lower non-operating expenses including foreign exchange differences and changes in fair value of financial instruments.

●	Adjusted EBITDA loss improved to US$(3.3) million in the first quarter of 2025 from US$(6.4) million in the prior year period.

First Quarter 2025 Operational Highlights

●	Monthly Unique Users for the three months ended March 31, 2025, of 5.7 million

●	MoneyHero Group Members, to whom the Company provides more tailored product information and recommendations, grew by 38% year-over-year to 8.1 million as of March 31, 2025

●	MoneyHero sourced 399,000 applications and had 155,000 approved applications in the first quarter of 2025

Capital Structure

The table below summarizes the capital structure of the Company as of March 31, 2025:

Share Class	Issued and Outstanding
Class A Ordinary	29,949,193	[1]
Class B Ordinary	13,254,838
Preference Shares	2,407,575
Total Issued Shares	45,611,606
Employee Equity Options	618,717	[2]
Issued Class A Ordinary Shares Underlying Employee Equity Options	(618,717)[3]
Total Issued and Issuable Shares[4]	45,611,606

[1]	Includes 618,717 shares issued to Computershare Hong Kong Investor Services Limited (“Computershare”) which are held in trust pending exercise of share options and settlement by Computershare to the underlying exercising option holder.

[2]	Includes granted but unexercised options as well as exercised options, pursuant to which the shares have not yet been issued as of March 31, 2025.

[3]	Issued in advance to Computershare and held in trust pending exercise of share options and settlement by Computershare to the underlying exercising option holder.

[4]	Public Warrants, Sponsor Warrants, Class A-1 Warrants, Class A-2 Warrants and Class A-3 Warrants are excluded since they are out of the money.

Summary of financial / KPI performance

	For the Three Months Ended March 31,
	2025	2024
	(US$ in thousands, unless otherwise noted)
Revenue	14,314	22,175
Adjusted EBITDA	(3,309)	(6,440)

Clicks (in thousands)[5]	2,081	N/A
Applications (in thousands)[6]	399	495
Approved Applications (in thousands)[6]	155	206

Revenue breakdown

	For the Three Months Ended March 31,
	2025		2024
	US$	%	US$	%
	(US$ in thousands, except for percentages)
By Geographical Market:
Singapore	5,084	35.5	8,944	40.3
Hong Kong	6,396	44.7	7,716	34.8
Taiwan	1,054	7.4	1,402	6.3
Philippines	1,779	12.4	3,979	17.9
Malaysia	-	-	133	0.6
Total Revenue	14,314	100.0	22,175	100.0

By Source:
Online financial comparison platforms	12,638	88.3	18,058	81.4
Creatory	1,676	11.7	4,117	18.6
Total Revenue	14,314	100.0	22,175	100.0

By Vertical:
Credit cards	8,173	57.1	15,426	69.6
Personal loans and mortgages	2,495	17.4	3,297	14.9
Wealth	1,663	11.6	1,387	6.3
Insurance	1,892	13.2	1,827	8.2
Other verticals	91	0.6	239	1.1
Total Revenue	14,314	100.0	22,175	100.0

[5]	As of July 1, 2024, we transitioned from Universal Analytics to Google Analytics 4. Consequently, we are unable to provide comparable click data for this period following the transition. Please refer to the section titled “Key Performance Metrics and Non-IFRS Financial Measures” for more information regarding the change in methodology.

[6]	Due to the nature of our business, there is often a delay in receiving confirmation of the number of Applications and Approved Applications by our commercial partners. As a result, the disclosed figures may utilize estimations if data is unavailable.

Key Metrics

	For the Three Months Ended March 31, 2025
	(in millions, except for percentages)
Monthly Unique Users[7]
Singapore	1.3	22.6%
Hong Kong	1.0	17.3%
Taiwan	1.8	31.2%
Philippines	1.7	29.0%
Total	5.7	100.0%

Total Traffic [7]
Singapore	3.1	17.6%
Hong Kong	3.3	18.7%
Taiwan	5.9	33.5%
Philippines	5.3	30.1%
Total	17.5	100.0%

	As of March 31,
	2025		2024
	(in millions, except for percentages)
MoneyHero Group Members
Singapore	1.4	16.7%	1.2	21.0%
Hong Kong	0.9	11.0%	0.7	12.6%
Taiwan	0.4	4.6%	0.3	4.5%
Philippines	5.5	67.7%	3.4	57.2%
Malaysia	0.0	0.0%	0.3	4.8%
Total	8.1	100.0%	5.9	100.0%

[7]	As of July 1, 2024, we transitioned from Universal Analytics to Google Analytics 4. Consequently, we are unable to provide comparable monthly unique users and total traffic for this period following the transition. Please refer to the section titled “Key Performance Metrics and Non-IFRS Financial Measures” for more information regarding the change in methodology.

Conference Call Details

The Company will host a conference call and webcast on Friday, June 13, 2025, at 8:00 a.m. Eastern Standard Time / 8:00 p.m. Singapore Standard Time to discuss the Company’s financial results. The MoneyHero Limited (NASDAQ: MNY) Q1 2025 Earnings call can be accessed by registering at:

Webcast: https://edge.media-server.com/mmc/p/q7ymzw9v
Conference call: https://register-conf.media-server.com/register/BI715b6ae9a0fa497a9a90877eaad916ac

The webcast replay will be available on the Investor Relations website for 12 months following the event.

About MoneyHero Group

MoneyHero Limited (NASDAQ: MNY) is a leading personal finance aggregation and comparison platform, as well as a digital insurance brokerage provider in Greater Southeast Asia. The Company operates in Singapore, Hong Kong, Taiwan and the Philippines. Its brand portfolio includes B2C platforms MoneyHero, SingSaver, Money101, Moneymax and Seedly, as well as the B2B platform Creatory. The Company also retains an equity stake in Malaysian fintech company, Jirnexu Pte. Ltd., parent company of Jirnexu Sdn. Bhd., the operator of RinggitPlus, Malaysia’s largest operating B2C platform. MoneyHero had over 260 commercial partner relationships as at March 31, 2025, and had approximately 5.7 million Monthly Unique Users across its platform for the three months ended March 31, 2025. The Company’s backers include Peter Thiel—co-founder of PayPal, Palantir Technologies, and the Founders Fund—and Hong Kong businessman, Richard Li, the founder and chairman of Pacific Century Group. To learn more about MoneyHero and how the innovative fintech company is driving APAC’s digital economy, please visit www.MoneyHeroGroup.com.

Key Performance Metrics and Non-IFRS Financial Measures

Historically, we utilized data from Universal Analytics (“UA”), Google’s analytics platform, to measure three key business metrics: monthly unique users, traffic, and clicks. Effective July 1, 2024, Google Analytics 4 (“GA4”) replaced UA. The methodologies used in GA4 are different and not comparable to the methodologies used in UA. While Google has provided some guidance on these differences, Google has not made available sufficient information for us to assess the impact (whether positive or negative) of this transition on our key business metrics, nor can we quantify the extent of such impact. Furthermore, due to the adoption of GA4, we have adjusted our definitions of these key business metrics to enhance accuracy and align them more closely with previous definitions under UA. Therefore, we are unable to provide comparable data for monthly unique user, traffic, and clicks for any periods prior to July 1, 2024.

“Monthly Unique User” means as a unique user with at least one session in a given month as determined by a unique device identifier from GA4. A session begins when a user opens an app in the foreground or views a page or screen while no other session is currently active (e.g., the prior session has ended). A session concludes after 30 minutes of user inactivity. To measure Monthly Unique Users over a period longer than one month, we calculate the average of the Monthly Unique Users for each month within that period. If an individual accesses a website or app from different devices within a given month, each device is counted as a separate unique user. However, if an individual logs in and accesses a website or app using the same login across different devices, they will only be counted as one unique user.

“Traffic” means the total number of unique sessions in GA4. A unique session is a group of user interactions recorded when a user accesses a website or app within a 30-minute window. The current session concludes when there is 30 minutes of inactivity or users have a change in traffic source.

“MoneyHero Group Members” means (i) users who have login IDs with us in Singapore, Hong Kong and Taiwan, (ii) users who subscribe to our email distributions in Singapore, Hong Kong, Taiwan, the Philippines and Malaysia, and (iii) users who are registered in our rewards database in Singapore and Hong Kong. Any duplications across the three sources above are deduplicated.

“Clicks” means the sum of unique clicks by product item on a tagged “Apply Now”, “Express Buy”, “Buy” or similar button on our website, including product result pages and blogs. We track Clicks to understand how our users engage with our platforms prior to application submission or purchase, which enables us to further optimize conversion rates.

“Applications” means the total number of product applications submitted by users and confirmed by our commercial partners.

“Approved Applications” means the number of applications that have been approved and confirmed by our commercial partners.

In addition to MoneyHero Group’s results determined in accordance with IFRS, MoneyHero Group believes that the key performance metrics above and the non-IFRS measures below are useful in evaluating its operating performance. MoneyHero Group uses these measures, collectively, to evaluate ongoing operations and for internal planning and forecasting purposes. MoneyHero Group believes that non-IFRS information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and may assist in comparisons with other companies to the extent that such other companies use similar non-IFRS measures to supplement their IFRS results. These non-IFRS measures are presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS and may be different from similarly titled non-IFRS measures used by other companies. Accordingly, non-IFRS measures have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of other IFRS financial measures, such as profit/(loss) for the year/period and profit/(loss) before income tax.

Adjusted EBITDA is a non-IFRS financial measure defined as loss for the year/period plus depreciation and amortization, interest income, finance costs, income tax expenses/(credit), equity-settled share-based payment expenses, transaction expenses, changes in the fair value of financial instruments, non-recurring legal fees, and unrealized foreign exchange differences. Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of revenue.

A reconciliation is provided for each non-IFRS measure to the most directly comparable financial measure stated in accordance with IFRS. Investors are encouraged to review the related IFRS financial measures and the reconciliations of these non-IFRS measures to their most directly comparable IFRS financial measures. IFRS differs from U.S. GAAP in certain material respects and thus may not be comparable to financial information presented by U.S. companies. We currently, and will continue to, report financial results under IFRS, which differs in certain significant respects from U.S. GAAP.

	For the Three Months Ended March 31,
	2025	2024
	(US$ in thousands)
Loss for the period	(2,449)	(13,100)
Tax expenses	-	52
Depreciation and amortization	302	981
Interest income	(131)	(595)
Finance costs	14	8
EBITDA	(2,265)	(12,654)

Non-cash items:
Changes in fair value of financial instruments	(473)	1,346
Equity settled share-based payment arising from employee share incentive scheme	441	623
Unrealized foreign exchange (gain)/loss, net	(1,012)	4,036

Listing and other non-recurring strategic exercises related items:
Transaction expenses	-	35

Other non-recurring items:
Non-recurring legal fees	-	174
Adjusted EBITDA	(3,309)	(6,440)

Revenue	14,314	22,175
Adjusted EBITDA	(3,309)	(6,440)
Adjusted EBITDA Margin	(23.1)%	(29.0)%

Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the United States federal securities laws and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including, but not limited to, statements as to the Group’s growth strategies, future results of operations and financial position, market size, industry trends and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which are all subject to change due to various factors including, without limitation, changes in general economic conditions. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. The forward-looking statements and financial forecasts and projections contained in this communication are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in business, market, financial, political and legal conditions; the Company’s ability to attract new and retain existing customers in a cost effective manner; competitive pressures in and any disruption to the industries in which the Company and its subsidiaries (the “Group”) operates; the Group’s ability to achieve profitability despite a history of losses; and the Group’s ability to implement its growth strategies and manage its growth; the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to attract traffic to its websites; the Group’s internal controls; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain adequate insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) and general economic conditions in the countries in which the Group operates; the Group’s ability to attract and retain management and skilled employees; the impact of the COVID-19 pandemic or any other pandemic on the business of the Group; the success of the Group’s strategic investments and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers; disruptions to the Group’s information technology systems and networks; the Group’s ability to grow and protect its brand and the Group’s reputation; the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; potential and future litigation that the Group may be involved in; and unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required and technological advancements in the Group’s industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s annual report for the year ended December 31, 2024 on Form 20-F (File No.: 001-41838), registration statement on Form F-1 (File No.: 333-275205), and other documents to be filed by the Company from time to time with the U.S. Securities and Exchange Commission. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that the Company currently does not know, or that the Company currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect the Company’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. Forward-looking statements speak only as of the date they are made. The Company anticipates that subsequent events and developments may cause their assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by the Company or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of the Company contained herein are not, and do not purport to be, appraisals of the securities, assets, or business of the Company.

For inquiries, please contact:

Investor Relations:

MoneyHero IR Team

IR@MoneyHeroGroup.com

Media Relations:

MoneyHero PR Team

Press@MoneyHeroGroup.com

Unaudited Consolidated Statements of Loss and Other Comprehensive (Loss)/Income

	For the Three Months Ended March 31,
(US$ in thousands, except for loss per share)	2025	2024

Revenue	14,314	22,175

Cost and expenses:
Cost of revenue	(6,363)	(14,106)
Advertising and marketing expenses	(4,584)	(6,132)
Technology costs	(816)	(1,851)
Employee benefit expenses	(4,354)	(5,878)
General, administrative and other operating expenses	(2,190)	(2,387)
Foreign exchange differences, net	954	(4,112)
Operating loss	(3,040)	(12,291)

Other income/(expenses):
Other income	131	597
Finance costs	(14)	(8)
Changes in fair value of financial instruments	473	(1,346)

Loss before tax	(2,449)	(13,048)
Income tax expense	-	(52)
Loss for the period	(2,449)	(13,100)

Other comprehensive (loss)/income
Other comprehensive (loss)/income that may be classified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations	(1,378)	3,713

Other comprehensive (loss)/income that will not be reclassified to profit or loss in subsequent periods (net of tax):
Remeasurement gains on defined benefit plan	-	1
Other comprehensive (loss)/income for the period, net of tax	(1,378)	3,714
Total comprehensive loss for the period, net of tax	(3,827)	(9,386)

Loss per share attributable to ordinary equity holders of the parent
Basic and diluted	(0.1)	(0.3)

Unaudited Consolidated Statements of Financial Position

	As of March 31,	As of December 31,
(US$ in thousands)	2025	2024

NON-CURRENT ASSETS
Non-current financial asset	600	600
Intangible assets	1,215	1,018
Property and equipment	174	215
Right-of-use assets	1,034	744
Deposits	36	25
Total non-current assets	3,059	2,601

CURRENT ASSETS
Accounts receivable	14,559	13,538
Contract assets	12,571	11,825
Prepayments and other assets	9,413	10,149
Tax recoverable	108	63
Pledged bank deposits	188	185
Cash and cash equivalents	36,634	42,522
Total current assets	73,472	78,282

CURRENT LIABILITIES
Accounts and other payable	29,400	30,209
Warrant liabilities	920	1,393
Lease liabilities	625	442
Tax payable	33	32
Provisions	30	71
Total current liabilities	31,007	32,147
NET CURRENT ASSETS	42,465	46,135
TOTAL ASSETS LESS CURRENT LIABILITIES	45,524	48,736

NON-CURRENT LIABILITIES
Lease liabilities	424	294
Provisions	42	-
Deferred tax liabilities	30	30
Defined benefit liabilities	187	185
Total non-current liabilities	683	509
Net assets	44,841	48,227

EQUITY
Issued capital	4	4
Reserves	44,837	48,223
Total equity	44,841	48,227